Exhibit (a) (5) (v)

Charles Morgan: Press Conference – August 7, 2006

Thanks for coming today

Very happy to tell you that we have reached an agreement with ValueAct Capital that puts an end to the proxy battle

Let me explain the terms and make a few comments

Then I will take your questions

ValueAct Capital is withdrawing the candidacy of its board nominees and ending its proxy solicitation

ValueAct will vote its shares in favor of the Acxiom slate of directors

ValueAct managing partner Jeff Ubben has been appointed to the Acxiom board for a two-year term.

Ubben will become a member of the governance committee and the new finance committee.

ValueAct will identify a second candidate, and Acxiom must agree to the choice. Once we have identified this person, he or she will also have a two-year term.

Ubben and this other candidate will be eligible to be nominated for three-year terms in 2008

ValueAct has agreed not to seek additional Acxiom board seats in 2007

Also, ValueAct has agreed not sell any of their Acxiom shares for one year without consent of our board’s executive committee

And they have agreed not to purchase any more Acxiom shares for two years without the consent of the executive committee.

This is an outstanding resolution for both sides.

Yes, we’re very happy this is behind us. But know we wouldn’t have agreed to a bad deal.

Key here is that we now are on the same page with ValueAct

They have looked closely at our business and they agree that we are moving in the right direction. We have a good plan, and they have endorsed it

We now are comfortable that ValueAct has Acxiom’s best interests at heart

Jeff Ubben and I have spent a lot of time talking – in person in Little Rock late last week and by telephone since

There’s a real trust and spirit of cooperation here

We both realized that if this proxy contest went to a vote, neither side would win … no matter what the results of the vote

If ValueAct won, then we’d have a very contentious board and it would have been hard to get much done

If Acxiom had won, then we would have basically just really have stuck a stick in the eye of our largest shareholder and alienated them even worse

Jeff and I both realized that … and we realized that we both had made some mistakes and said some things we probably shouldn’t have … and definitely wouldn’t have under different circumstances

I am 100 percent convinced Jeff will be a valuable member of the Acxiom board

Remember, as our largest shareholder, ValueAct has every incentive to do what they can to help us improve. To say they have a vested interest is an understatement.

And now that they’re on board with our plan and our team, I expect their contribution to be very positive.

I also want to thank our board of directors, all of whom have been very actively involved in helping manage this situation

Mack McLarty met with Jeff Ubben last Tuesday in Washington. Bill Dillard was on the phone for that meeting and has been very involved. So have our other directors. We really appreciate their effort and commitment to reaching a resolution.

You’ve also seen that we announced a self-tender offer – a “Dutch auction” in which we’ll spend $300 million to repurchase Acxiom shares in a range of $25 to $27.

We think this is a good use of capital and are confident enough in the future of Acxiom to offer a premium to shareholders who want to sell their shares.

Two unrelated important news items that we announced on the same day

Now I’m happy to open it up for questions